(m)(2)(A)(iv)

May 1, 2015

Voya Investors Trust

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258

Re:                             Reduction in Fee Payable under the Voya Investors Trust Fourth Amended and Restated Shareholder Service and Distribution Plan

Ladies and Gentlemen:

Voya Investments Distributor, LLC (“VID”) hereby waives a portion of the distribution fee payable to VID for VY® DFA World Equity Portfolio, VY® Franklin Mutual Shares Portfolio, and VY® Franklin Templeton Founding Strategy Portfolio under the Voya Investors Trust Fourth Amended and Restated Shareholder Service and Distribution Plan (the “Distribution Plan”) in an amount equal to 0.15% per annum on the average daily net assets attributable to Adviser Class Shares as if the distribution fee specified in the Distribution Plan were 0.35%.  By this letter, we agree to continue to waive that fee for the period May 1, 2015 through May 1, 2017.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Investors Trust.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

By:	/s/ Robert Terris
Robert Terris
Vice President

Agreed and Accepted:

Voya Investors Trust

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President